

ENERGY & TECHNOLOGY, CORP.

Petroleum Towers Suite 530 Lafayette, LA 70503 USA
Mailing: P.O. Box 52523 Lafayette, LA 70505
Ph 337-984 2000 Fax 337-988 1777

IN GOD WE TRUST

Stock Symbol: ENGT

FAXED
Dec/23/2016 @ 12:19 pm

December 23, 2016

Ms. Jenifer Gallagher
100 F St. NE
Washington DC 20549

Certified R.R.R. 7012 1010 0001 1371 3239

T: 202 551 3706

F: 703 813 6982

Re: File No. 333-150437 10K Year Ending Dec 31-2015

and 10Q Ending September 30, 2016

Dear Ms Gallegher,

This letter is to confirm our conversation of yesterday with Ms. Anuja Majmudar.

Thank you for your letter Dated Dec. 21, 2016, we have followed your instructions and re-engaged our auditors to re-audit and report to the SEC ASAP.

We were informed by our Market Maker that they have listed us on the pink sheet for several years and therefore, we are not required to audit.

The reasons given by our maker for lowering our company to Pink Sheet are the banking restrictions placed on the oil & gas industry and the inability to raise funds coupled with low demand for our stock which… created almost no volume.

Therefore, we have been suffering losses after the big drop in the price of oil and had to personally fund the company in order to keep it in business in these hard time.

If you have any questions, please do not hesitate to contact me. Email address
GeorgeSfeir@engt.com and mobile No. 337-781-2444.

Best Regards,

George M. Sfeir C.E.O.